Exhibit 19.1
U. S. PHYSICAL THERAPY, INC

November 1, 2021

TO:	All Employees, Officers and Directors

FROM:	Chief Financial Officer and General Counsel

SUBJECT:	U. S. Physical Therapy, Inc. Insider Trading Policy

Background

The board of directors of U. S. Physical Therapy, Inc. (the “Company”) has adopted the Company’s Insider Trading Policy for directors, officers and employees of the Company and/or its direct and indirect subsidiaries, partnerships, ventures or other business associations that are effectively controlled by the Company, either directly or indirectly (collectively, also herein referred to as the “Company”), with respect to the trading of the Company’s securities, as well as the securities of publicly traded companies with whom we have a business relationship.

Federal and state securities laws prohibit the purchase or sale of a company’s securities by persons who are aware of material information about that company that is not generally known or available to the public. These laws also prohibit persons who are aware of such material nonpublic information from disclosing this information to others.

It is important that you understand the breadth of activities that constitute illegal insider trading and the consequences, which can be severe. Both the U.S. Securities and Exchange Commission and U.S. Department of Justice vigorously investigate, enforce and prosecute insider trading violations.

This policy is designed to prevent insider trading or allegations of insider trading, and to protect the Company’s reputation for integrity and ethical conduct. It is your obligation to understand and comply with this policy. Should you have any questions regarding this policy, please contact Carey Hendrickson, the Company’s Chief Financial Officer, at telephone number (713) 297-7021.

Penalties for Noncompliance

Civil and Criminal Penalties. Potential penalties for insider trading violations include (1) imprisonment for up to 20 years, (2) criminal fines of up to $5 million, and (3) civil fines of up to three times the profit gained or loss avoided.

Controlling Person Liability. If the Company fails to take appropriate steps to prevent illegal insider trading, the Company may have ‘‘controlling person’’ liability for a trading violation, with civil penalties of up to the greater of $1 million and three times the profit gained or loss avoided, as well as a criminal penalty of up to $25 million. The civil penalties can extend personal liability to the Company’s directors, officers and other supervisory personnel under certain conditions.

Company Sanctions. Failure to comply with this policy may also subject you to Company-imposed disciplinary measures, including dismissal for cause, whether or not your failure to comply with this policy results in a violation of law.

Definition of Material Nonpublic Information

Note that inside information has two important elements--materiality and public availability.

Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security or if it is likely to have a significant effect on the market price of a security. Both positive and negative information can be material and can relate to virtually any aspect of a company’s business or to any type of security. Information may be material even if it relates to future, speculative or contingent events and even if it is significant only when considered in combination with publicly available information.  Common examples of material information are:

•	Unpublished operating or financial results and projections of future financial results of the Company to the extent they deviate significantly from expectations of the investment community.
•	A pending or proposed merger, significant acquisition or disposition of significant assets or any other pending or proposed transaction.
•	A change in senior management.
•
Major events regarding the Company’s securities, including the declaration of a first-time or special dividend, stock split, stock redemption or repurchase program, or the offering of additional debt or equity securities.

•	Significant expansion or reduction of operations.
•	Initiation, suspension, termination or material change in dividend rates.
•	Effect of regulatory or legislative action.
•	Plans for substantial capital investment differing significantly from past expenditures.
•	Substantial write-downs of assets.
•	Actual or threatened major litigation, or the resolution of such litigation.
•	New major contracts, services or finance sources, or the loss thereof.

The above list is only illustrative. Many other types of information may be considered “material” depending on the circumstances. The materiality of particular information is subject to reassessment on a regular basis. The public, the media and the courts may use hindsight in judging what is material.

Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. One common misconception is that material information loses its “nonpublic” status as soon as a press release is issued disclosing the information. In fact, information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or an SEC filing) and the investing public has had time to absorb the information fully. The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination. As a general rule, information is considered nonpublic until the end of the two full trading days after the information is released.  For example, if the Company makes an announcement of material nonpublic information before trading begins on a Tuesday, the first time you can buy or sell Company securities is the opening of the market on Thursday (assuming you are not aware of other material nonpublic information at that time).

Scope of Policy

Persons Covered. As a director, officer or employee of the Company, this policy applies to you.  The same restrictions that apply to you apply to (i) your family members who reside with you, anyone else who lives in your household and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Company securities), (ii) partnerships in which you are a general partner, (iii) trusts of which you are a trustee, (iv) estates of which you are an executor and (v) other equivalent legal entities that you control. You are responsible for making sure that the purchase or sale of any security covered by this policy by any such person complies with this policy.

Companies Covered. The prohibition on insider trading in this policy is not limited to trading in the Company’s securities. It includes trading in the securities of other firms, such as vendors and customers of the Company and those with which members of the Company may be negotiating major transactions, such as an acquisition, investment or sale. Information that is not material to the Company may nevertheless be material to one of those other firms.

Transactions Covered. Trading includes purchases and sales of stock, derivative securities such as put and call options and convertible debentures or preferred stock, and debt securities (debentures, bonds and notes). This policy’s trading restrictions generally do not apply to the exercise of a stock option. The trading restrictions do apply, however, to any sale of the underlying stock or to a cashless exercise of the option through a broker, as this entails selling a portion of the underlying stock to cover the costs of exercise. Loans, pledges, gifts, charitable donations and other contributions of Company securities are also subject to this policy.

Statement of Policy

No Trading on Inside Information. You may not trade in the securities of the Company, directly or through family members or other persons or entities, if you are aware of material nonpublic information relating to the Company. Similarly, you may not trade in the securities of any other company if you are aware of material nonpublic information about that company which you obtained in the course of your employment with the Company.

No Tipping. You may not pass material nonpublic information on to others or recommend to anyone the purchase or sale of any securities when you are aware of such information. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any benefit from another’s trading. Tippees also inherit your duties and are liable for trading on material, nonpublic information illegally tipped to them by an insider. Similarly, just as you are liable for the insider trading of a tippee, so are tippees who pass the information along to others who trade.

Blackout and Pre-Clearance Procedures. To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on the basis of inside information, the Company’s board of directors has adopted an Addendum to Insider Trading Policy that applies to directors, executive officers subject to Section 16 of the Securities Exchange Act of 1934 (“executive officers”), and certain designated employees of the Company who have access to material nonpublic information about the Company. The Company will notify you if you are subject to the addendum.

The addendum generally prohibits covered persons from trading in the Company’s securities during quarterly blackout periods.  The quarterly blackout periods begin two weeks prior to the end of the calendar quarter, and the blackout periods end after two full trading days have transpired following the release of the Company’s earnings for that quarter.  The addendum also prohibits persons from trading in the Company’s securities during certain event-specific blackouts. Directors, executive officers and certain designated employees also must pre-clear all transactions in the Company’s securities.

Additional Guidance

The Company considers it improper and inappropriate for those employed by or associated with the Company to engage in short-term or speculative transactions in the Company’s securities or in other transactions in the Company’s securities that may lead to inadvertent violations of the insider trading laws. Accordingly, your trading in Company securities is subject to the following additional guidance.

Short Sales. You may not engage in short sales of the Company’s securities (sales of securities that are not then owned), including a “sale against the box” (a sale with delayed delivery).

Publicly Traded Options. You may not engage in transactions in publicly traded options, such as puts, calls and other derivative securities of the Company.

Standing Orders. Standing orders should be used only for a very brief period of time. A standing order placed with a broker to sell or purchase stock at a specified price leaves you with no control over the timing of the transaction. A standing order transaction executed by the broker when you are aware of material nonpublic information may result in unlawful insider trading.

Margin Accounts and Pledges. Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. A margin or foreclosure sale that occurs when you are aware of material nonpublic information may, under some circumstances, result in unlawful insider trading. As a result, it would be best if you did not hold Company securities in a margin account or pledge Company securities as collateral for a loan.

Post-Termination Transactions

This policy continues to apply to your transactions in Company securities even after you have terminated employment or other services to a member of the Company as follows: if you are aware of material nonpublic information when your employment or service relationship terminates, you may not trade in Company securities until that information has become public or is no longer material. In all other respects, the procedures set forth in this policy will cease to apply to your transactions in Company securities upon the expiration of any “blackout period” that is applicable to your transactions at the time of your termination of employment or services.  You should contact the Company if there is any question as to whether information regarding the Company or another company with which the Company has dealings is material or has been adequately disclosed to the public.

Unauthorized Disclosure

Maintaining the confidentiality of Company information is essential for competitive, security and other business reasons, as well as to comply with securities laws. You should treat all information you learn about the Company or its business plans in connection with your employment as confidential and proprietary to the Company. Until it has been released publicly by the Company, material, nonpublic information must not be disclosed to anyone except the persons within the Company or third party agents of the Company (such as investment banking advisors, outside legal counsel and independent accountants) whose positions require them to know such information. Inadvertent disclosure of confidential or inside information may expose the Company and you to significant risk of investigation and litigation.

The timing and nature of the Company’s disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to you, the Company and its management. Accordingly, it is important that responses to inquiries about the Company by the media, investment analysts or others in the financial community (including Company public shareholders) be made on the Company’s behalf only through authorized individuals.

Unless you are expressly authorized to the contrary, if you receive any inquiries involving the Company from the media, investment analysts or others in the financial community (including Company public shareholders), you should decline comment and refer the inquirer to the Company’s Chief Executive Officer or Chief Financial Officer.

Personal Responsibility

You should remember that the ultimate responsibility for adhering to this policy and avoiding improper trading rests with you. If you violate this policy, the Company may take disciplinary action up to and including dismissal for cause.

Company Assistance

Your compliance with this policy is important both for you and for the Company. If you have any questions about this policy or its application to any proposed transaction, you may obtain additional guidance from Carey Hendrickson, the Company’s Chief Financial Officer, at telephone number (713) 297-7021. Do not try to resolve uncertainties on your own as the rules relating to insider trading are often complex, not always intuitive and carry severe consequences.

U. S. PHYSICAL THERAPY, INC.

November 1, 2021

TO:	Directors, Executive Officers and Designated Employees and Consultants

FROM:	Chief Financial Officer and General Counsel

RE:	Addendum to Insider Trading Policy—Pre-Clearance and Blackout Procedures

To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on inside information, the board of directors of U. S. Physical Therapy, Inc. (the “Company”) previously adopted the Company’s Insider Trading Policy. This addendum applies to directors, executive officers subject to Section 16 of the Securities Exchange Act of 1934 (“executive officers”) and certain designated employees of the Company (“covered persons”) who have access to material nonpublic information about the Company and its direct and indirect subsidiaries (collectively, the “Company Group”). This addendum is in addition to and supplements the Company’s Insider Trading Policy.

Directors and executive officers are also subject to additional procedures designed to address the two-day Form 4 filing requirement under Section 16.

Pre-Clearance Procedures

The Company’s directors, executive officers and covered persons are subject to the following pre-clearance procedures.

Directors, executive officers and covered persons, together with their family members and other members of their household, may not engage in any transaction involving the Company’s securities (including a stock plan transaction such as an option exercise or a gift, loan, pledge or hedge, contribution to a trust or any other transfer) without first obtaining pre-clearance of the transaction from the Company’s Chief Financial Officer (the “compliance officer”) or his/her designee. A request for pre-clearance should be submitted to the compliance officer at least one business day in advance of the proposed transaction, and shall be submitted in writing. The compliance officer is under no obligation to approve a trade submitted for pre-clearance, and may determine not to permit the trade. The compliance officer may not trade in Company securities unless the Chief Executive Officer or General Counsel has approved the trade(s) in accordance with the procedures set forth in this addendum. Clearance of a transaction is valid only for five business days.  If the transaction order is not placed within that five business day period, clearance of the transaction must be re-requested. If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.

Blackout Procedures

All directors, executive officers and covered persons are subject to the following blackout procedures.

Quarterly Blackout Periods. The Company’s announcement of its quarterly financial results has the potential to have a material effect on the market for the Company’s securities. Therefore, to avoid even the appearance of trading on the basis of material nonpublic information, you may not trade in the Company’s securities during the designated quarterly blackout periods.  The quarterly blackout periods begin two weeks prior to the end of the calendar quarter, and the blackout periods end after two full trading days have transpired following the release of the Company’s earnings for that quarter.  Persons subject to these quarterly blackout periods include directors, executive officers (as defined above) and all other persons who are informed by the compliance officer that they are subject to the quarterly blackout periods.

Interim Earnings Guidance and Event-Specific Blackouts. The Company may on occasion issue earnings guidance or other potentially material information by means of a press release, SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. You should anticipate that trading may be blacked out while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.

From time to time, an event may occur that is material to the Company and is known by only a few directors, executives, other Company employees, or certain of the Company’s agents or consultants. So long as the event remains material and nonpublic, the persons who are aware of the event, as well as other persons covered by the quarterly earnings blackout procedures, may not trade in the Company’s securities. The existence of an event-specific blackout may not be announced, other than to those who are aware of the event giving rise to the blackout. If, however, a person whose trades are subject to pre-clearance requests permission to trade in the Company’s securities during an event-specific blackout, the compliance officer will inform the requesting person of the existence of a blackout period. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of the compliance officer to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material nonpublic information.

Directors and executive officers may also be subject to event-specific blackouts pursuant to the SEC’s Regulation Blackout Trading Restriction, which prohibits certain sales and other transfers by insiders during certain pension plan blackout periods.

Even if a blackout period is not in effect, at no time may you trade in Company securities if you are aware of material nonpublic information about the Company.

Exception for Approved 10b5-1 Plans

Trades by directors, executive officers or covered persons in the Company’s securities that are executed pursuant to an approved 10b5-1 plan are not subject to the prohibition on trading on the basis of material nonpublic information contained in the Insider Trading Policy or to the restrictions set forth above relating to pre-clearance procedures and blackout periods.

Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. In general, a 10b5-1 plan must be entered into before you are aware of material nonpublic information.  Once the plan is adopted, you must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify (including by formula) the amount, pricing and timing of transactions in advance or delegate discretion on those matters to an independent third party.

The Company requires that all 10b5-1 plans be approved in writing in advance by the compliance officer. 10b5-1 plans generally may not be adopted during a blackout period and may only be adopted when the person adopting the plan is not aware of material nonpublic information.

Hedging Transactions

Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, involve the establishment of a short position in the Company’s securities and limit or eliminate your ability to profit from an increase in the value of the Company’s securities.  Therefore, you are prohibited from engaging in any hedging or monetization transactions involving the Company’s securities.

Company Assistance

Your compliance with this addendum and the Company’s Insider Trading Policy is important both for you and for the Company. If you have any questions about this addendum, the Insider Trading Policy or their application to any proposed transaction, you may obtain additional guidance from the compliance officer.

Certification

All directors, officers and other employees and consultants subject to the procedures set forth in this addendum must certify their understanding of, and intent to comply with, the Company’s Insider Trading Policy and this addendum on the form attached to this addendum.

This addendum is dated November 1, 2021, and supersedes any previous policy of the Company concerning insider trading restrictions applicable to directors, executive officers and covered persons.

U. S. PHYSICAL THERAPY, INC.

ADDENDUM TO INSIDER TRADING POLICY REGARDING
 PRECLEARANCE AND BLACKOUT PROCEDURES

CERTIFICATION

To U. S. Physical Therapy, Inc.:

I, ____________________ (name), have received and read a copy of the Insider Trading Policy dated November 1, 2021, and the Addendum to Insider Trading Policy dated November 1, 2021, regarding pre-clearance and blackout procedures. I hereby agree to comply with the specific requirements of the policy and the addendum during my employment or other service relationship with U. S. Physical Therapy, Inc. I understand that my failure to comply with the policy and the addendum is a basis for termination for cause of my employment or other service relationship with U. S. Physical Therapy, Inc.

(Signature)

(Date)